ASI Aviation, Inc.

11921 Freedom Drive

Suite 550

Reston, VA 20190

September 23, 2022

Via EDGAR and E-Mail

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services

100 F Street, N.E.
Washington, DC. 20549

Attn:	Nicholas Nalbantian
Donald Field

Re:	ASI Aviation, Inc.
Amendment No. 1 to Offering Statement on Form 1-A Filed on June 22, 2022
File No. 024-11887

Ladies and Gentlemen:

We hereby submit the responses of ASI Aviation, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated July 3, 2022, providing the Staff’s comments with respect to the Company’s Offering Statement on Form 1-A, Amendment No. 1 (the “Offering Statement”). Concurrently with the submission of this letter, the Company is submitting to the Commission its Amendment No. 2 to the Offering Statement (“Amendment No. 2”) via EDGAR.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 1 to Offering Statement on Form 1-A General

1.	Please revise to include updated financial statements as required by Part F/S of Form 1-A. Refer to paragraph (b) of Part F/S.

Response: We have included the required financial statements in Amendment No. 2, as requested.

2.	We note your response to comment 2 and reissue in part. Please refer to Exhibit 12 and the assumption contained in the last bullet of the seventh paragraph on page 2 regarding authorized shares. Counsel cannot assume that the company will have sufficient authorized shares to complete the offering. Please have counsel remove this inappropriate assumption. For guidance on assumptions, refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

Response: We have provided the Exhibit 12 legality opinion in Amendment No. 2 in revised form, as requested above.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (732) 723-7395 or Paul Levites of Bevilacqua PLLC at (202) 869-0888 (ext. 103).

Sincerely,

ASI Aviation, Inc.

By:	/s/ Brajnandan Sahay
Brajnandan Sahay
Chief Executive Officer

cc: Paul Levites, Esq.

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